TCW INVESTMENT MANAGEMENT COMPANY

856 SOUTH FIGUEROA STREET, SUITE 1800

LOS ANGELES, CALIFORNIA 90017

(213) 244-0000 TELEPHONE

PHILIP K. HOLL

SECRETARY

ASSOCIATE GENERAL COUNSEL

March 25, 2011

Larry Green, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments Received
TCW Funds, Inc. Post-Effective Amendment No. 61

Dear Mr. Greene:

In connection with a response being made on behalf of TCW Enhanced Commodity Strategy Fund (the “Fund”) to comments you provided with respect to the TCW Funds, Inc. Post-Effective Amendment No. 61 (the “PEA”), the Fund hereby acknowledges that:

The Fund is responsible for adequacy and accuracy of the disclosure contained in the PEA.

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the PEA reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the PEA; and the Fund may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Prospectus

1.	The Fund should consider adding additional risk disclosure regarding market volatility.

The Fund does not believe that additional risk disclosure regarding market volatility is necessary. In the section titled “Principal Risks and Risk Definitions” disclosure regarding market risks is provided as well as the potential impact the Dodd-Frank Wall Street Reform Act may have on the Fund.

2.	The Fund should consider whether to add additional disclosure regarding derivatives and the risks associated with investment in derivatives.

The Fund believes the derivatives disclosure is not generic and relates to the Fund’s derivatives investment strategies.

3.	The Fund should add the disclosure required by Item 3(f)(i) of Form N-1A in the event the fees and expenses incurred indirectly by the Fund as a result of investment in one or more acquired funds exceeds 0.01 percent (one basis point).

The Fund does not anticipate that its limited investment in exchange-traded funds will result in indirect expenses of such investment exceeding 0.01 percent (1 basis point) and, as a result, the additional disclosure required by Item 3(f)(i) will not be added.

4.	Additional disclosure should be added in the event the expense reimbursement/fee waiver has a “claw back.”

The Fund’s expense reimbursement/fee waiver does not have a “claw back” and, as a result, no such disclosure will be added.

5.	(a) In the section titled “Principal Investment Strategies”, does the Fund’s use of derivatives meet the 80% test for investment in commodities as required by Rule 35d-1?

The registrant believes that the Fund is not subject to Rule 35d-1. As you know, Rule 35d-1 provides that for purposes of Section 35(d) of the 1940 Act, a fund name may be materially deceptive and misleading if it suggests that the fund focuses its investments in a particular type of investment, unless the fund has adopted a policy to normally invest at least 80% of the value of its assets in the type of investment suggested by its name. The terms in the Fund’s name designate an investment strategy, as opposed to a type of investment. The SEC and the SEC Staff have noted that Rule 35d-1 does not apply to fund names that incorporate terms that connote investment strategies as opposed to investments.[1]

(b)	Explain leveraged and unleveraged commodity index-linked notes in greater detail.

Additional disclosure has been added to explain leveraged and unleveraged commodity index-linked notes.

[1]

For example, terms such as “growth” and “value” connote investment strategies and are not subject to the rule. See “Investment Company Names,” Release No. IC-24828 (January 17, 2001) at Sec. II C.1 (“Release 24828”). See also Frequently Asked Questions About Rule 35d-1 (December 4, 2001) at Question 8 (the term “tax-sensitive” connotes a type of investment strategy rather than a focus on a particular type of investment, and is not subject to the rule).

(c)	Disclose the ownership of the Cayman Islands subsidiary.

The prospectus discloses that the subsidiary is wholly-owned by the Fund and no additional disclosure will be added.

(d)	Explain, if applicable, whether there is a target weight to any commodity index or a subset of commodities.

There is no target weight to any commodity index or a subset of commodities.

6.	Add additional disclosure with respect to asset-backed securities (including CDOs) risks and the impact of the new SEC asset-backed securities disclosure rules.

Additional disclosure will be added regarding risks of investing in asset-backed securities. The Fund believes that the recent rules issued by the SEC regarding offerings of asset-backed securities improve the disclosure with respect to such offerings and, as a result, no additional disclosure relating to the recently promulgated rules will be added.

7.	(a) and (b) Confirm that the Cayman Islands subsidiary has a board of directors or similar body and identify the subsidiary’s board members or similar body members.

The subsidiary has a board of directors. Under Cayman Law, the subsidiary is permitted to have only one director and there is no requirement that directors be independent of management. The following persons currently serve as the subsidiary’s directors: Messrs. Michael Cahill, David DeVito and Marc Stern. Each director is an officer of the Fund’s investment advisor. Since the subsidiary is not a registered investment company under the Investment Company Act of 1940, as amended (“1940 Act”), neither the subsidiary nor its board of directors intends to comply with section 16 of the 1940 Act.

7.	(c) Confirm that the directors of the subsidiary will sign the Fund’s registration statement.

The subsidiary is not required to execute the registrant’s post-effective amendments. The subsidiary is not offering its securities in the United States, nor is the subsidiary a co-issuer of the Fund’s securities.

The subsidiary was organized solely for the purpose of providing the Fund with a non-exclusive means by which the Fund may advance its investment objective in compliance with an existing line of Internal Revenue Service (“IRS”) revenue rulings, which have limited the ability of funds, with investment strategies similar to those of the Fund, to gain exposure to the commodities markets through investments in commodity-linked swap agreements.[2] The registrant also believes that the subsidiary is not a co-issuer of the

[2]

The registrant notes that the Fund may also enter into commodity-linked swap agreements directly, but is limited in its ability to do so by an existing line of IRS revenue rulings, as discussed above. Furthermore, in such IRS-issued private letter rulings, the IRS specifically concluded that income derived from a fund’s investment in its subsidiary with constitute qualifying income to the fund.

Fund’s securities and is, therefore, not required to sign the Fund’s post-effective amendments. The registrant is aware that with respect to funds of funds relying on section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the SEC Staff requires the acquired fund to sign the registration statement of the acquiring fund. The SEC Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 of the Securities Act of 1933, as amended (“1933 Act”).

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [1933 Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the SEC Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.[3]

The subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Fund’s investment in the subsidiary is a limited part of its overall investment strategy. The “chief part” of the Fund’s business is not the purchase of the securities of the subsidiary and the sale of its own securities. Rather, the Fund’s assets are typically invested outside the subsidiary. It is currently anticipated that a relatively small percentage of the Fund’s assets will be invested in the subsidiary. The registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.[4] In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the registrant does not believe that the subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the registration statement.

[3]

See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992)(outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

[4]

See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987)(Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

Although the subsidiary is not required to sign the registration statement, the registrant believes that the SEC and SEC Staff will be able to adequately supervise and assert jurisdiction over the activities of the subsidiary if necessary for the protection of Fund investors. First, the subsidiary will not be able to engage in any activity that would cause the Fund to violate the 1940 Act pursuant to section 48(a). Second, although the subsidiary is organized in the Cayman Islands, its activities, including investment management, will take place in the U.S. The subsidiary’s books and records will be maintained in the U.S., together with the Fund’s books and records, in accordance with section 31 of the 1940 Act and the rules thereunder.

7.	(d) Describe the advisory agreement with the subsidiary and whether it complies with the standards of the 1940 Act.

The registrant notes that the subsidiary has the same investment advisor as the Fund. The subsidiary is not a registered investment company under the 1940 Act and is, therefore, not required to comply with the agreements of the 1940 Act applicable to registered investment companies. Accordingly, it is not intended that the advisory agreement of the subsidiary comply with the requirements of section 15 of the 1940 Act. The registrant is aware of the requirements of section 48(a) of the 1940 Act which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., the subsidiary) what it is prohibited from doing directly. As such, the subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate section 48(a) of the 1940 Act.

7.	(e) Confirm that the subsidiary will comply with the investment limits of the 1940 Act and its books and records requirements.

The Fund’s Statement of Additional Information (“SAI”) states that the subsidiary will generally be subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund; however the subsidiary (unlike the Fund) may invest without limitation in commodity-linked swap agreements and other commodity-linked derivative instruments. The Fund and the subsidiary may test for compliance with certain investment restrictions on a consolidated basis, except that with respect to its investments in certain securities that may involve leverage, the subsidiary will comply with asset segregation or “earmarking” requirements to the same extent as the Fund. The subsidiary’s books and records will be maintained in the U.S., together with the Fund’s books and records, in accordance with section 31 under the 1940 Act.

7.	(f) Confirm that the subsidiary is a wholly-owned subsidiary of the Fund.

As stated in the Fund’s prospectus, the subsidiary is wholly-owned by the Fund.

7.	(g) Consider whether to add a line item to the expense table for the expenses of the subsidiary.

As stated in the Fund’s prospectus a line item titled “Expenses of the Subsidiary” is included in the expense table.

7.	(h) Provide letter from counsel to the staff that there is no section 7(d) under the 1940 Act applicable to the subsidiary.

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under U.S. law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).[5] In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The registrant is relying on the Conduit Letters in support of its view that the subsidiary is not offering its securities in the U.S. in violation of Section 7(d).[6]

7.	(i) Provide supplemental information as to the reasons for organizing the subsidiary.

The rationale for organizing the subsidiary is that it allows the Fund to achieve greater exposure to the commodities market than would otherwise be possible due to U.S. tax considerations. In order for the Fund to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code (the “Code”), the Fund must derive at least 90% of its gross income each taxable year from certain qualifying sources of income.

The IRS has issued a revenue ruling which holds that income derived from commodity-linked swaps is not qualifying income under Subchapter M of the Code. However, the IRS has also issued private letter rulings in which it specifically concluded that income from commodity-linked notes is qualifying income and that income derived from a

[5]

See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

[6]

We believe the present situation presents less concern than situations where the SEC Staff previously granted no-action relief because of the limited amount of the Fund’s assets invested in the subsidiary. For instance, the Fund currently intends to invest not more than 25% of its assets in the subsidiary and is limited by the registered investment company diversification test. Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets is invested in an offshore master fund) in which the SEC Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

The Fund’s investment in the subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the Fund’s investment objective in light of an existing line of IRS revenue rulings rather than to create a foreign investment vehicle to be marketed to U.S. investors.

wholly-owned subsidiary will also constitute qualifying income even if the subsidiary invests in commodity-linked swaps.

7.	(j) Confirm that the subsidiary will utilize 1940 Act custodial arrangements.

Custody of the subsidiary’s assets will be maintained in the U.S. with the Fund’s custodian bank in accordance with section 17(f) of the 1940 Act and the rules thereunder.

7.	(k) Confirm that the subsidiary complies with the 1940 Act fidelity bond requirements.

The subsidiary is not a registered investment company under the 1940 Act, and is, therefore, not required to comply with the requirements of the 1940 Act applicable to registered investment companies.

7.	(l) Confirm whether or not the investment of the Fund in the subsidiary will deviate from 25% of the Fund’s total assets.

The registrant notes that section titled “Principal Investment Strategies” in the prospectus discloses that the Fund’s investment in the subsidiary will not exceed 25% of the value of the Fund’s total assets. The Fund’s investment advisor will not exceed this limit and may invest less than 25% of the Fund’s total assets in the subsidiary depending on market conditions.

7.	(m) Confirm who owns the subsidiary.

As stated in the Fund’s prospectus, the subsidiary is wholly-owned by the Fund.

7.	(n) Provide and disclose additional information regarding the subsidiary’s corporate structure.

Disclosure has been added to state that the subsidiary is a Cayman Islands exempted liability company organized pursuant to the Memorandum and Articles of Incorporation dated January 28, 2011.

7.	(o) Confirm whether the advisory fee includes the assets of the subsidiary.

To avoid duplication of fees, the subsidiary has entered into a separate investment advisory agreement with the Fund’s investment advisor for the management of the subsidiary’s portfolio assets under which the subsidiary will pay the investment advisor a management fee at the same rate that the Fund pays the investment advisor for its advisory services to the Fund. The investment advisor is contractually obligated to waive the management fee it receives from the Fund in an amount equal to the management fee it receives from the subsidiary. This waiver cannot be terminated without the consent of the Board of Directors of the Fund, including a majority of the independent directors.

7.	(p) Confirm whether the assets of the subsidiary are factored into the Fund’s net asset value (“NAV”).

The NAV of the Fund includes the value of the shares of the subsidiary owned by the Fund which are valued at their NAV at the time of computing the Fund’s NAV.

7.	(q) Confirm whether the investment in the subsidiary is excluded from the Fund’s concentration policy.

The Fund’s investment in the subsidiary will not exceed 25% of the value of the Fund’s total assets and is not excluded from the Fund’s concentration policy.

Statement of Additional Information

8.	Expand the disclosure relating to inverse floaters.

Additional disclosure has been added.

9.	Explain investment restriction 3(b).

The investment restriction has been deleted.

10.	Explain whether investment restriction 3(c) conflicts with Rule 12d3-1 under the 1940 Act.

The Fund does not believe there is a conflict because Rule12d3-1 under the 1940 Act limits investments in any one issuer engaged in securities related businesses and investment restriction 3(c) refers to industries.

11.	Modify the phrase “sectors within industries.”

The phrase “sectors within industries” has been changed to “categories within industries.”

12.	Explain why for credit default swap agreements, the counterparty is considered the issuer.

A credit default swap is an agreement where the credit exposure of a fixed income product is transferred. The buyer of a credit default swap receives credit protection whereas the seller of the swap guarantees the credit worthiness of the issuer. The general position of the SEC staff is that the person to whom an investment company looks for payment on an instrument will be deemed to be the issuer of the instrument. In the case of a credit default swap, the investment company looks to payment from its counterparty.

Should you have any questions feel free to telephone the undersigned at (213) 244-0290.

Sincerely,

/s/ Philip K. Holl

Philip K. Holl